Delisting Determination,The Nasdaq Stock Market, LLC,
December 3, 2009, Natural Health Trends Corporation. The Nasdaq Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock of Natural Health Trends Corporation (the Company), effective at the opening of the trading session on December 14, 2009. Based on a review of the information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule
5550(b). The Company was notified of the Staffs determination on November 2, 2009. The Company did not appeal the Staff determination to the Hearings Panel, and the Staff determination to delist the Company became final on November 11, 2009.